Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Subject Company: IAMGold
IAMGold Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

FOR IMMEDIATE RELEASE: June 4, 2004

COURT TO HEAR GOLDEN STAR APPLICATION ON JUNE 7th
Formal Bid Would Follow Favourable Ruling

Denver, June 4, 2004 – Golden Star Resources Ltd. (“Golden Star”) (TSX:GSC; AMEX:GSS) announced today that its application to the Ontario Superior Court of Justice is scheduled to be heard on Monday morning, June 7, 2004.

As previously announced, Golden Star applied to the Court for a declaration confirming that Golden Star can proceed with making an offer to shareholders of IAMGold Corporation (“IAMGold”) (TSX:IMG; AMEX:IAG) and an order postponing IAMGold’s shareholder meeting, scheduled for June 8, to allow shareholders to consider an offer based on Golden Star’s proposal announced on May 27.

“We are taking every step we can to ensure that IAMGold shareholders will have an opportunity to consider an offer from Golden Star. We believe shareholders would welcome that opportunity and we are disappointed that our attempts to present our proposal to IAMGold shareholders are being frustrated,” said Peter Bradford, President and Chief Executive Officer of Golden Star. “We continue to believe that IAMGold shareholders would choose the Golden Star proposal if given a fair opportunity to consider it against the Wheaton River alternative.”

The proposal Golden Star has made to IAMGold is a business combination whereby shareholders of IAMGold would receive 1.15 Golden Star common shares for each IAMGold common share, being a premium of 13% to IAMGold shareholders based on the closing market prices for the common shares of IAMGold and Golden Star on the Toronto Stock Exchange on May 27, 2004, immediately prior to the announcement of Golden Star’s proposal.

Mr. Bradford continued, “The proposed combination of Golden Star and IAMGold would create a dominant, intermediate gold company, focussed on West Africa. The combined company would have diversified cash flow from six gold projects, a strong and experienced management team and a positive outlook for continued growth in West Africa, which we view as one of the more promising destinations globally for gold discoveries and new mine development.”

The Golden Star Proposed Offer

The following presents a summary of the merits of the Golden Star proposal:

	Golden Star-IAMGold	IAMGold-Wheaton River
Premium	13% to IAMGold(1)	25% to Wheaton River(2)

IAMGold Shareholder	53%	26%
Participation
(Fully-Diluted)

Accretion/Dilution

(NAVPS)	Accretive to IAMGold	Dilutive to IAMGold

Management	Experienced	Lack of operating depth
explorers, developers
and operators

Production	Pure gold	Gold, copper and silver

Synergies	US$8 million	None

Notes:
(1) Based on the closing prices on the TSX on May 27, 2004.
(2) Based on the closing prices on the TSX on March 30, 2004.

About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines are located in Ghana in the immediate vicinity of two of IAMGold’s joint venture mines. In addition, Golden Star has a majority interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star has approximately 139 million common shares outstanding.

Cautionary Statements

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently

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uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, synergies and the accretive nature of the proposed transaction, the benefits of the transaction proposed by Golden Star and the development potential of Golden Star’s properties. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; lack of IAMGold shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Form 10-K for 2003. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Golden Star plans to file with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form S-4, and expects to mail an Offer Circular and Prospectus to IAMGold stockholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado USA 80127-6312, telephone no. (303) 830-9000.

For further information please contact:

GOLDEN STAR RESOURCES LTD.

Company Contacts

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Peter Bradford, President and Chief Executive Officer
+1 303 894 4613

Allan Marter, Senior Vice President and Chief Financial Officer
+1 303 894 4631

Bruce Higson-Smith, Vice President Corporate Development
+1 303 894 4622

Media Contact

John Lute, Lute & Co.
+1 416 929 5883, jlute@luteco.com

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